UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)

_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-205799, 333-205798, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136, 333-193783, 333-219792 and 333-224648

CONTENTS

Exhibits

99.1	Attunity Ltd. unaudited interim consolidated financial statements for the six months ended June 30, 2018 and notes thereto.
99.2	Attunity Ltd. – Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2018.
101
The following financial information from the Registrant’s financial statements for the six months ended June 30, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Interim Consolidated Financial Statements, tagged as blocks of text and in detail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: September 21, 2018